ZIONS BANCORPORATION

February 14, 2012

Ms. Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Zions Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 9, 2011
File No. 001-12307

Dear Ms. Hunsaker:

The following responds to your letter dated January 26, 2012 regarding your review of the above-referenced filings. We have keyed our responses to your comments, which are repeated below:

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Notes to Consolidated Financial Statements

Note 5. Loans and Allowance for Credit Losses – Impaired Loans, page 25

1.
We note your disclosure that you changed your threshold for the identification of impaired loans from $0.5 million to $1 million. Please tell us and revise future filings to include the following information:

•	An explanation as to the reason(s) for the increased threshold taking into consideration that the credit environment is improving at a slow pace and the geographic areas in which you operate;

Management Response:

The threshold was increased to improve operational efficiency achieved through collectively evaluating loans for impairment. Recent improvements in credit quality were also considered in making this change. We increased the threshold after measuring the potential impact the change would have on the ALLL, comparing our practices with those of peer financial institutions, and conferring with our primary banking regulators (OCC, FDIC, etc.) and our external auditors. We determined that increasing the threshold increased the ALLL by an immaterial amount based on our impaired loan portfolio at the time of adoption and at December 31, 2011.

•
Describe in greater detail how you implemented the threshold change and how you account for the loans that are below the $1 million threshold at September 30, 2011, but were considered impaired loans at June 30, 2011 under the prior threshold.  In your response tell us whether these loans will continue to be impaired loans or if the loans are now included in the smaller nonaccrual loans that are collectively evaluated for impairment.  Also, discuss how you will account for a loan that meets the threshold in one period, but due to charge-offs does not meet it in the subsequent reporting period;

Management Response:

We continue to measure impairment on an individual loan basis for loans that were considered impaired at June 30, 2011 under the prior threshold. We continue to measure impairment on an individual loan basis for those loans until the loan is either paid down below the threshold in place when the loan was first considered impaired, or is fully charged off. A partial charge-off alone does not affect whether a loan’s impairment is measured individually or collectively.

•	The total amount and number of loans on nonaccrual at September 30, 2011 and December 31, 2011 that would meet the prior threshold; and

Management Response:

The following table presents the total amount and number of loans on nonaccrual (excluding TDRs) at December 31, 2011 and September 30, 2011 that are greater than $0.5 million and would meet the prior threshold.

In addition, to further understand the impact from changing the threshold, we are including nonaccrual loans that are between $0.5 million to $1.0 million and continue to be individually evaluated under the prior threshold; and nonaccrual loans that are between $0.5 million to $1.0 million (becoming nonaccrual in the second half of 2011) and collectively evaluated under the new threshold:
		December 31, 2011		September 30, 2011
(Dollars in thousands)		Number	Outstanding	Number	Outstanding
		of loans	balance	of loans	balance
1.	Nonaccrual, non-TDR loans $0.5 million
	and greater, meeting prior threshold	306	$416,132	383	$535,713

2.	Nonaccrual, non-TDR loans $0.5 million
	to $1.0 million, individually evaluated
	under prior threshold	121	85,902	172	120,898

3.	Nonaccrual, non-TDR loans $0.5 million
	to $1.0 million, collectively evaluated
	under new threshold	54	37,773	40	28,443

•
Discussion of the changes made to your loan loss model for those loans collectively evaluated for impairment to supplement for the additional loans between the $0.5 million and $1 million value that are no longer specifically reviewed for impairment.

Management Response:

No changes were made to our loan loss model for those loans collectively evaluated for impairment other than the threshold change.

  We expect to incorporate the following wording in our 2011 Form 10-K in the Impaired Loan section of the Loan footnote:

The threshold of $1 million was increased from $500,000 beginning in the third quarter of 2011 primarily to achieve operational efficiency through collective evaluation of loans for impairment. Recent improvements in credit quality were also considered in making this change. Loans that met the prior threshold will continue to be individually evaluated for impairment. No changes were made to our loan loss model for those loans that are now collectively evaluated for impairment. The impact of increasing the threshold increased the ALLL by an immaterial amount at December 31, 2011.

2.
We note your disclosure on page 26 that your unpaid principal balance for impaired loans at December 31, 2010 was restated to properly reflect your accounting for impaired loans. Please explain what changed in your accounting and reporting of the unpaid principal balance for impaired loans from December 31, 2010 to September 30, 2011.

Management Response:

Our disclosure of the unpaid principal balance for impaired loans at December 31, 2010 in our September 30, 2011 Form 10-Q was restated to correct an error in the reporting of the balances and not to change the method of accounting. After completing an analysis of our impaired loan charge-offs, we identified a reporting error in the accumulation of our impaired loan charge-offs to arrive at the unpaid principal balances. As a result, we determined that our unpaid principal balances for impaired loans at December 31, 2010 were understated.

We evaluated the impact of the restatement on the internal control environment and considered the guidance in SEC Staff Accounting Bulletin No. 99 (SAB 99). Based on that evaluation, we concluded in our SAB 99 memo that the financial statements were not materially misstated. While not material, we concluded that correcting the reporting error was appropriate.

We expect to modify the wording as follows in our 2011 Form 10-K in the Impaired Loan section of the Loan footnote:

…for which the total was $2.7 billion. This change to our previous reporting was made to correct a reporting error in the accumulation of our impaired loan charge-offs to arrive at the unpaid principal balances. The change did not have an impact on the Company’s balance sheet or results of operations.

Modified and Restructured Loans, page 26

3.
We note your tabular disclosure on page 30 of TDRs modified within the previous 12 months that had a payment default during the periods presented.  Please tell us and revise future filings to disclose how modifications and defaults are factored into the determination of the allowance for credit losses by portfolio segment.

Management Response:

We will revise in future filings our disclosures with respect to impaired loans to state that our estimation of a specific reserve applies to all portfolio segments.

We expect to use the following wording in our 2011 Form 10-K, (incorporating the threshold change in our response to Comment No. 1):

…If a nonaccrual loan has a balance greater than $1 million or if a loan is a TDR (including TDRs that subsequently default), we consider the loan to be impaired and estimate a specific reserve for the loan according to ASC 310 for all portfolio segments.

Note 9. Fair Value – Utilization of Third Party Pricing Services, page 41

4.
We note your response to prior comment three in our letter dated November 8, 2011 and that your third party pricing servicer, Interactive Data Corporation (“IDC”), provides you with “inputs summarized by asset class” and the details on how such inputs are obtained and used in the valuation process.  Please tell us whether this information includes the actual quantitative inputs used for the valuation process.  If so, explain what you do with this information and if it is received for all securities or only a sample.

Management Response:

The documentation from IDC that includes “inputs summarized by asset class” does not include quantitative inputs, but does note the types of market inputs used. These include:  benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications (see page 42 of our September 30, 2011 Form 10-Q).  Upon request for a selected sample of securities, IDC provides the actual market inputs used (including quantitative inputs) to document their valuation of the selected securities. As discussed in our December 1, 2011 comment letter response, beginning in the fourth quarter of 2011, we are selecting a sample of securities for all security types to obtain the documentation used to value the selected security. We review, test and validate this information to determine the accuracy of IDC’s valuation.  See also our response to the second bullet of Comment No. 6.

5.
You also state in your response to prior comment three that you obtain a SSAE 16 report on the effectiveness of IDC’s operating controls over the valuation of municipal securities.  Please address the following:

•	Explain how you consider IDC’s internal processes in the absence of such reports for other security types given the relative significance of these other securities to your financial position.

Management Response:

To address that the municipal securities SSAE 16 report is only received annually and that other security types are not covered, we are utilizing the sample security testing described in our previous response for all security types. See also our response to Comment No. 5 in our December 1, 2011 comment letter response for a description of the review procedures we continue to perform.

•
For the municipal securities, tell us how you update your understanding of the processes at IDC from the date of the last SSAE 16 report through year end considering the SSAE 16 report for 2011 will not be completed until the first or second quarter of 2012.

Management Response:

We have inquired of IDC whether any changes have occurred that would modify their SSAE 16 report. They responded that there were none. Accordingly, we will continue to use our sample security testing discussed previously and the other procedures described in our response to Comment No. 5 in our December 1, 2011 comment letter response to be able to conclude that our ICFR is effective.

6.
We note in your response to prior comment five in our letter dated November 8, 2011 that you have implemented controls during the fourth quarter to compare pricing from IDC to a separate third party source and to review corroborative pricing information from IDC.  We acknowledge your increased level of controls in this area and remind you of the requirement 1) to maintain a system of internal control over financial reporting sufficient to provide, among other things, reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and 2) to maintain accurate and reasonably detailed books and records.  Please address the following with respect to these new controls:

•
With respect to your new control of comparing the pricing amounts from IDC with information provided by another third party source, tell us how you evaluate the information received from the other third party source.  Also, when differences between the pricing provided by the two sources are noted, explain how you determine the fair value for a given security and ensure that the price recorded is in compliance with ASC 820.

Management Response:

We have not encountered significant pricing differences when we compare IDC to other third party sources. Observed differences have averaged approximately 1%, with a 4% difference being the largest observed. This is in line with our expectations given our analysis of the portfolio. When we find pricing differences, we include those securities with the largest differences in our subsequent sample request from IDC. We analyze and compare the IDC information to the pricing from other service providers with the mindset of validating the IDC valuation. We do not calculate an average amount or use a midpoint between the two prices.  Based on our testing and analysis, we have concluded that this methodology is appropriate and reasonable.

•	With respect to your review of corroborative pricing information from IDC, explain the specific corroborative information you receive and how you evaluate such information.

Management Response:

The actual corroborative information provided by IDC for the sample of securities requested includes assumptions used and detailed comments from the IDC evaluator for a given security.  Examples of assumptions include items such as:  CPR speeds, yields, spreads, price to call (with call date) and price to maturity.  Examples of evaluator comments include items such as:  actual marked price of security, brokers offering live trading feeds on security, details of security with current outstanding balances (e.g., number of loans remaining in a given security pool), CUSIP of comparable security, details of comparable security (i.e. coupon, recent offer price, outstanding balance), pricing of comparable security and other detail information where needed such as ratings, credits and durations.  This detail information is reviewed for reasonableness and accuracy and discussed with our trading desk.

7.
Please expand your financial statement disclosures in future filings to include relevant information that was provided in your responses to prior comments three to five in our letter dated November 8, 2011.  For example, consider clarifying the amount of fair value measurements that are derived from pricing services both by type of security and classification level.  Also, with respect to your disclosure on page 42 that fair values for AFS and trading securities are determined under Level 2 using quoted prices for similar securities or independent pricing services that incorporate observable market data when possible, discuss the circumstances that the pricing services would incorporate unobservable data into a Level 2 measurement.

Management Response:

We expect to incorporate the following wording in the section on Utilization of Third Party Pricing Services in our 2011 Form 10-K. Some of this language was included in our December 1, 2011 comment letter response:

For AFS Level 2 securities, we use a third party pricing service to provide pricing, if available, for securities in the following reporting categories: U.S. Treasury, agencies and corporations (except FAMC securities); municipal securities; trust preferred – banks and insurance; and other (including ABS CDOs). At December 31, 2011, the fair value of AFS Level 2 securities for which we obtained pricing from the third party pricing service in these reporting categories amounted to approximately $1.8 billion of the $2.0 billion total of AFS Level 2 securities.

For AFS Level 3 securities, we use other third party service providers to provide pricing, if available, for securities in the following reporting categories: trust preferred – banks and insurance, trust preferred – real estate investment trusts, auction rate, and other (including ABS CDOs). At December 31, 2011, the fair value of AFS Level 3 securities for which we obtained pricing from these third party service providers in these reporting categories amounted to approximately $152 million of the $1.1 billion total of AFS Level 3 securities. In addition, the fair values for approximately $910 million at December 31, 2011 of our AFS Level 3 securities were determined utilizing a licensed internal third party model.

Fair values of the remaining AFS Level 2 and Level 3 securities not valued by pricing from third party services or the licensed internal third party model were determined by us using market corroborative data.

On a prospective basis, we will remove the “when possible” language in our Level 2 valuation discussion for AFS securities, as we have not encountered any circumstances where observable inputs could not be used.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Assets, page 87

8.
We note your disclosure that construction and land development loans on nonaccrual have decreased by $249 million from December 31, 2010 to September 30, 2011.  We also note your disclosure on page 84 that 34% of your commercial real estate term loans are mini-perm loans where construction has been completed and the project stabilized to a level that supports the granting of a mini-perm loan.  Please tell us and revise to disclose in future filings whether any of the decrease in construction and land development nonaccrual loans was from the conversion of these loans to a commercial real estate term loan.  If so, address whether these loans remain on nonaccrual status upon conversion.

Management Response:

We have analyzed the $249 million decrease of nonaccrual construction and land development loans and have found that none of the decrease resulted from conversion to commercial real estate term loans. Our policy is not to convert nonaccrual construction and land development loans to commercial real estate term loans.

We expect to incorporate the following wording in our 2011 Form 10-K under Nonperforming Assets in MD&A:

The balance of nonaccrual loans can decrease due to pay-downs, write-offs, and the return of loans to accrual status under certain conditions. If a nonaccrual loan is refinanced or restructured, the new note is immediately placed on nonaccrual. The Company policy does not allow the conversion of nonaccrual construction and land development loans to commercial real estate term loans. Refer to Note 6 of the Notes to Consolidated Financial Statements for more information.

Restructured Loans, page 88

9.
We note your disclosure on page 27 and 89 that a loan may no longer be reported as a TDR or impaired in the calendar year subsequent to the restructuring if the loan is on accrual, in compliance with its modified terms, and yields a interest rate that was greater than or equal to the rate you were willing to accept for a new loan with comparable risk at the time of the restructuring.  Please revise your disclosure in future filings to quantify the amount of loans that have been removed from TDR status as a result of this policy.

Management Response:

Our policy with regard to removing loans from TDR status was not changed as a result of adopting the new TDR disclosure guidance. With regard to disclosing the amount of loans removed from TDR status, we expect to add the following wording in our 2011 Form 10-K under Restructured Loans in MD&A:

…In the periods following the calendar year in which a loan was restructured, a loan may no longer be reported as a TDR if it is on accrual, is in compliance with its modified terms, and yields a market rate (as determined and documented at the time of the modification or restructure). During 2011, TDR loans that were removed from TDR status amounted to approximately $174.2 million. Company policy requires that the removal of TDR status be approved at the same management level that approves the upgrading of a loan’s classification. Refer also to the “Modified and Restructured Loans” section in Note 6 of the Notes to Consolidated Financial Statements.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above adequately responds to the comments in your letter. We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Sincerely,

/s/ Alexander J. Hume
Alexander J. Hume
Senior Vice President and Corporate Controller